St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

02042484

St. Jude Resources Ltd.

St. Jude

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

02 JUL 11 AM 12:27

June 21, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #123 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

7/12

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

June 21, 2002

"St. Jude focuses on Ghanaian Gold"

St. Jude Resources reports that as a part of its commitment to focus on its two advanced gold projects in Ghana, West Africa, the company has disposed of its 50% interest in five sections (1,280 hectares) of petroleum natural gas rights in the Cold Lake district of Alberta. This interest has been sold to our 50% partner, Markedon Energy Ltd. of Calgary, Alberta, for a purchase price of $348,000.00, and the transaction is expected to close on or about July 15, 2002. Mr. Eilers, who is a director and officer of Markedon Energy, is also a director of St. Jude Resources Ltd. To date, St. Jude has invested $277,800 on these oil and gas interests.

The company also announces that it has issued incentive stock options, subject to all regulatory approvals, to Mr. Todd McMurray, who has been retained as Vice-President of Corporate Development for the Company, who will be implementing our investor relations program. Pursuant to policies of the TSX Venture Exchange, these options shall vest in stages over a period of 12 months, with no more than 25% of the options vesting in any three month period. The particulars of the grant are:

Type of Option	Date of Grant	Number of Shares	Exercise Price	Option Expiry Date	Hold Period Expiry Date
Consultant (Investor Relations)	June 21, 2002	150,000	$0.70	June 21, 2004	October 21, 2002

St. Jude is continuing to drill at its Hwini-Butre project, where a preliminary resource has already been established, and on the South Benso project, where a new high grade zone has recently been discovered. Results from the ongoing drilling will be reported as they become available.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President